FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

May 21, 2012

Dear Colleague:

DaVita and HealthCare Partners have announced a merger agreement. DaVita, a leading provider of kidney care services for those diagnosed with chronic kidney disease (CKD), and HealthCare Partners Holdings, LLC, a leading operator of medical groups and affiliated physician networks nationally, announced today that they have entered into an Agreement and Plan of Merger. The two companies expect to close the transaction early in the fourth quarter of this year. Upon closing, the combined company will be named DaVita HealthCare Partners Inc.

Kent Thiry, Chairman and CEO of DaVita, stated, “We believe our combined enterprise will offer new and exciting levels of clinical quality, service, and consumer/taxpayer savings. DaVita currently executes on its integrated care mission with thousands of physician partners across the country for specialized kidney care services. HealthCare Partners executes on that same mission across a full and deep array of healthcare services in three geographic markets. This combination will create a unique patient- and physician-focused organization.”

Robert Margolis, MD, the Chairman and CEO of HealthCare Partners said, “The entire HealthCare Partners leadership team is excited to find in DaVita a partner who shares our passion for and commitment to clinical quality. We were also attracted to its highly respected culture and demonstrated ability to grow in this time of unparalleled opportunity for accountable care organizations. We look forward to working with DaVita to extend our patient-focused and physician-led integrated care model to serve the needs of patients, physicians, and payors in new markets and in new ways. DaVita’s vision ‘to build the greatest healthcare community the world has ever seen’ and HealthCare Partners’ aspiration to lead the transformation of American healthcare to higher quality, efficiency, and value are absolutely complementary to each other.”

Upon completion of the merger, HealthCare Partners will operate as a separate subsidiary of DaVita HealthCare Partners. The current HealthCare Partners senior management team has committed to stay and continue to manage the existing business, and Dr. Margolis will join the board of directors and become Co-Chairman of the combined enterprise alongside Mr. Thiry. The transaction is subject to receipt of Hart-Scott-Rodino approval, obtaining the approval of HealthCare Partners’ owners, and other customary closing conditions.

As Dr. Margolis stated above, as a physician partner/colleague, your working relationship with HealthCare Partners will remain the same. All of our hospitalists, care managers, physician liaisons, and operations staff will be there to continue to support you and your staff.

There will be more information shortly regarding this exciting new chapter for you and HealthCare Partners. You may access further information at: www.healthcarepartners.com or www.davita.com.

Please call me, Dr. Bill Chin, or members of your Regional Accountable Team for questions/information.

Sincerely,

Tom Paulsen, MD

Executive Medical Director, California

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the agreement of DaVita Inc. (“DaVita”) to acquire HealthCare Partner Holdings, LLC (“HCP”), a California limited liability company, through a merger of Seismic Acquisition LLC, a wholly owned subsidiary of DaVita, with and into HCP (the “Merger”); DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the merger, DaVita intends to file with the SEC a Registration Statement on Form S-4 to register the DaVita common stock issuable in the merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HealthCare Partners and the proposed merger. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.